REEF SECURITIES, INC.
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	41,701
Prepaid commission		3,326
Income taxes receivable		5,186
	$	50,213

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	1,656
Accrued legal expenses		12,500
		14,156
Stockholder's equity		
Common stock, 500,000 shares authorized with $1 par value, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		107,027
Retained earnings		139,254
Loan to stockholder		(211,224)
Total stockholder's equity		36,057
	$	50,213

The accompanying notes are an integral part of these financial statements.